Contact

www.linkedin.com/in/
vivekpandit108 (LinkedIn)

Top Skills

Web Content Writing
Organizational Leadership
Team Leadership

Languages

Kashmiri (Limited Working)
english (Native or Bilingual)
Hindi (Limited Working)
Spanish (Elementary)

Honors-Awards

Presidential Service Award
AP Scholar with Distinction
United Nations Youth General
Assembly Delegate
Certified Academic Trainer &
Speaker
Moonbeam: Best Book by Youth
Author, Gold

Publications

We Are Generation Z: How Identity,
Attitudes, and Perspectives Are
Shaping our Future

Vivek Pandit

Forbes 30 Under 30 | Podcast Host | TEDx Speaker | I Help
Recruiters Attract Top Young Talent And 10x Brand Reach (Ask Me
How) | Revolutionizing Hiring at PeduL
Providence, Rhode Island, United States

Summary

Forbes 30 Under 30 Entrepreneur | Podcast Host | TEDx Speaker |
Award-Winning Author | ODC1 | VFA

Experience

PeduL (Forbes 30U30 | Techstars '21)
Co-Founder, Chief Innovation Officer
February 2021 - Present (3 years 2 months)
PeduL is reimagining how Corporate America connects with young job
seekers.

According to Forbes, Gen Z and Millennials will make up 72% of the modern
workforce by 2025. Among active job seekers who have work experience, 65%
say they have discovered job opportunities on social media. Yet, employers
struggle to compete for young people's attention and they're overloaded with
unqualified applications. Candidates spend a majority of their time on video-
based platforms like YouTube and TikTok, yet today's job boards are filled with
lengthy and boring text-based job descriptions, all of which require candidates
to submit redundant applications.

This is why we created PeduL.

We connect young job seekers to Corporate America by bringing job
opportunities to the platforms young talent uses most - social media.

Using AI, we match and vet thousands of applications to deliver the best
candidates at half the cost and in a quarter of the time.

Our unique funnel helps brands attract a wider audience of candidates, leading
to higher quality applications, higher retention rates, lower attrition and more
satisfied employees.

Our platform has helped emerging talent across the country earn internships and career opportunities at companies like Paramount, Audible, Synchrony Bank and many more.

Currently:
- Listed on Forbes 30 Under 30
- Collaborated with The White House and Vice President, Kamala Harris
- Backed by NY Jets & Visa
- Backed by Google
- Techstars 2021

AKINGS
Business Development & Event Coordinator
January 2023 - Present (1 year 3 months)

We Are Gen Z VC
Co-Founder
April 2022 - Present (2 years)

We Are Gen Z VC cultivates and funds the next generation of changemakers and entrepreneurs.

5:01 Hustle
Podcast Host
January 2021 - Present (3 years 3 months)

Interviewing Gen Z'ers who work or study until 5pm... but at 5:01 are hustling!

WeAreGenZ
Founder
July 2020 - Present (3 years 9 months)

Community of Gen Z Founders, Activists, & Hustlers

On Deck
Fellow
June 2021 - Present (2 years 10 months)

Venture For America
Fellowship
January 2020 - Present (4 years 3 months)

Rock Ventures LLC

9 months

Entreprenuership Incubator
August 2018 - February 2019 (7 months)

• Assessed StockX's sales and customer behavior to create an outfit recommender algorithm to drive sales in categories other than shoes
• Conducted competitive analysis, developed OKR's, presented weekly deliverables, and assessed quarterly goals
• Initiated the allocation of StockX resources to deep learning research and development
• Encouraged the development of an entrepreneurship team at RV, and developed a pipeline between Brown University's Entrepreneurship Center and Detroit

Project Manager Intern
June 2018 - July 2018 (2 months)
Detroit, Michigan

• Illustrated the business advantages of using virtual reality (VR), and implemented VR into several business verticals
• Partnered with dPOP to internally design flexible and fluid conference centers for the upcoming Hudson skyscraper
• Identified new branding opportunities for the Cleveland Cavaliers after the departure of LeBron James

Brown Books Publishing Group
Book Author & Speaker
October 2015 - January 2018 (2 years 4 months)

• Drafted over 3 years, a non-fiction book that explains how social media, the rise of technology, and the on-demand economy have affected Generation Z, the individuals born during the mid 1990s to 2010
• Interviewed with national and international magazines, as well as several media outlets
• Created a business model to include marketing, advertising, and PR to promote sales
• Awards won: Moonbeam (Best Book by Youth Author, Gold), Indiefab (Best Book by Youth Author, Silver), Indiefab (Popular Culture, finalist), Nautilus (Young Adult Non-Fiction, Silver)

_____

Education

Brown University

Economics, Economics · (2016 - 2020)